Exhibit 99.3

HYDRO ONE INC.

DECLARATION OF THE SOLE SHAREHOLDER

REGARDING THE SALE OF HYDRO ONE BRAMPTON NETWORKS INC.

WHEREAS HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO AS REPRESENTED BY THE MINISTER OF ENERGY (the “Shareholder”) is the registered and beneficial owner of all the issued and outstanding shares of Hydro One Inc. (the “Corporation”);

AND WHEREAS the Shareholder recognizes that the Corporation is the sole shareholder of Hydro One Brampton Networks Inc. (“Hydro One Brampton”) which is licenced by the Ontario Energy Board (the “Board”) to distribute electricity to customers within its service area;

AND WHEREAS the Shareholder has now determined that it is appropriate and desirable to require the Corporation to combine its wholly owned subsidiary, Hydro One Brampton with one or more of Enersource Corporation, Powerstream Holdings Inc. and Horizon Holdings Inc. (the “Combining Corporations”) pursuant to a transaction (the “Transaction”);

AND WHEREAS the Shareholder finds it necessary to assume decision-making power and authority over certain distinct aspects of the business operations of the Corporation, and in particular, in regards to certain decision-making authority that the Corporation has with respect to any decisions or activities in respect of the Transaction;

AND WHEREAS the Shareholder makes the following declaration pursuant to subsection 108(3) of the Business Corporations Act (Ontario) (the “Act”) intending the same to be deemed to be a Unanimous Shareholder Agreement within the meaning of the Act.

NOW THEREFORE it is hereby declared that:

1.	This Declaration and the restriction of the powers of the Directors of the Corporation (the “Directors”) herein contained shall not affect any action, step, resolution or by-law duly taken, made, passed or consented to by the Directors prior to the Effective Date.

2.	The Restricted Powers as defined in paragraph 5 do not restrict the duties and liabilities of the Directors to manage, or supervise the management of, the business and affairs of the Corporation including those:

(i)	stemming from Hydro One Brampton’s licence conditions and all applicable instruments, codes and orders of the Board, as well as the regulations and legislation and any instruments issued pursuant thereto;

(ii)	associated with the prudent and cost-efficient operation by the Corporation and by Hydro One Brampton of all of their transmission or distribution facilities; and

(iii)	associated with the safe, reliable and environmentally responsible operation of all of the Corporation and Hydro One Brampton’s transmission and distribution facilities.

3.	The Restricted Powers do not restrict the duties of the Directors to take any decisions, actions or steps reasonably required- to implement this Declaration and any Resolution of the Shareholder made pursuant to this Declaration.

4.	The rights, powers and duties of the Directors to manage, or supervise the management of, the business and affairs of the Corporation, whether such rights, powers or duties arise under the Act, the articles of incorporation of the Corporation or the by-laws of the Corporation, as and when amended, or otherwise, are forthwith restricted with regard to any decisions regarding:

(i)	Whether, how and when to proceed with the Transaction;

(ii)	Whether and when to take steps or perform any duties, functions or operations required for, or relevant to, the Transaction or in support of the Transaction, including entering into any letters of intent, term sheets, confidentiality agreements, definitive Transaction agreements or any other necessary or desirable agreements or corporate documentation in connection with the Transaction;

(iii)	Whether and when to take all necessary steps, including the issuance of requisite unanimous shareholder declarations and resolutions, to provide, and to require that Hydro One Brampton provide, any and all information, assistance, personnel and resources needed by Her Majesty the Queen in Right of the Province of Ontario (the “Government”), and/or the Government’s advisors and consultants as and when any of them may request same in respect of the Transaction (including as any of them may request for purposes of assisting the other Combining Corporations and their shareholders in considering the Transaction);

(iv)	Whether and when to make an expenditure or reimbursement of any cost or expenditure associated with the Transaction incurred on or after the Effective Date (the “Transaction Costs”), provided that the Shareholder directs the Corporation to direct that any such expenditure or reimbursement shall be paid for by Hydro One Brampton and shall not include the costs of any advisors retained by the Government;

(v)	Whether and when to take any structural steps in connection with the Transaction that may be necessary or desirable, including for tax or regulatory purposes, including whether to dividend out the Corporation’s interest in Hydro One Brampton or otherwise transfer the Corporation’s interest in Hydro One Brampton to the Government or a corporation owned by the Government prior to completing the Transaction;

(vi)	Whether and how to address amounts owing by Hydro One Brampton to the Corporation; and

(vii)	Whether and how to determine and allocate any consideration received by the Corporation in respect of the Transaction.

5.	The rights, powers, duties and liabilities of the Directors set out in paragraph 4 are hereby assumed by the Shareholder and no longer reside with the Board of Directors or any members thereof, from the Effective Date, until this Declaration is amended or revoked. (collectively, the “Restricted Powers”).

6.	The Shareholder assumes all the rights, powers, duties and liabilities of the Directors to manage or supervise the management of the business and affairs of the Corporation in connection with the Restricted Powers and, pursuant to subsection 108(5) of the Act, the Directors are thereby relieved of their duties and liabilities, including any liabilities under section 131, to the same extent.

IN WITNESS WHEREOF the Shareholder has duly executed this Declaration as of the 16th of April, 2015 (“the Effective Date”).

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO, AS REPRESENTED BY THE MINISTER OF ENERGY

By:	/s/ Bob Chiarelli
Bob Chiarelli
Minister of Energy

HYDRO ONE INC.

RESOLUTION OF THE SOLE SHAREHOLDER (“RESOLUTION”) EXERCISING THE RESTRICTED POWERS OF THE DIRECTORS UNDER A UNANIMOUS SHAREHOLDER AGREEMENT REGARDING THE SALE OF HYDRO ONE BRAMPTON NETWORKS INC. such resolution being made as of the 16th day of April 2015 (the “Effective Date”).

WHEREAS Her Majesty the Queen in right of the Province of Ontario, as represented by the Minister of Energy (the “Shareholder”) is the registered holder of all the issued shares of Hydro One Inc. (the “Corporation”);

AND WHEREAS the Shareholder recognizes that the Corporation is the sole shareholder of Hydro One Brampton Networks Inc. (“Hydro One Brampton”);

AND WHEREAS, the Shareholder executed a unanimous shareholder agreement (the “Shareholder Agreement”) dated as of {insert Effective date} regarding the combination by the Corporation of its wholly owned subsidiary, Hydro One Brampton with one or more of Enersource Corporation, Powerstream Holdings Inc. and Horizon Holdings Inc.(the “Combining Corporations”) pursuant to a transaction (the “Transaction”);

AND WHEREAS paragraph 4 of the Shareholder Agreement removed from the Directors of the Corporation (the “Directors”) all of their rights, powers and duties (the “Restricted Powers”) in relation to:

1.	Whether, how and when to proceed with the Transaction;

2.	Whether and when to take steps or perform any duties, functions or operations required for, or relevant to, the Transaction or in support of the Transaction, including entering into any letters of intent, term sheets, confidentiality agreements, definitive Transaction agreements or any other necessary or desirable agreements or corporate documentation in connection with the Transaction;

3.

Whether and when to take all necessary steps, including the issuance of requisite unanimous shareholder declarations and resolutions, to provide, and to require that Hydro One Brampton provide, any and all information, assistance, personnel and resources needed by Her Majesty the Queen in Right of the Province of Ontario (the “Government”), and/or the Government’s advisors and consultants as and when any of them may request same in respect of the Transaction (including as any of them may request for purposes of assisting the other Combining Corporations and their shareholders in considering the Transaction);

4.	Whether and when to make an expenditure or reimbursement of any cost or expenditure associated with the Transaction incurred on or after the Effective Date (the “Transaction Costs”), provided that the Shareholder directs the Corporation to direct that any such expenditure or reimbursement shall be paid for by Hydro One Brampton and shall not include the costs of any advisors retained by the Government;

5.	Whether and when to take any structural steps in connection with the Transaction that may be necessary or desirable, including for tax or regulatory purposes, including whether to dividend out the Corporation’s interest in Hydro One Brampton or otherwise transfer the Corporation’s interest in Hydro One Brampton to the Government or a Corporation owned by the Government prior to completing the Transaction;

6.	Whether and how to address amounts owing by Hydro One Brampton to the Corporation; and

7.	Whether and how to determine and allocate any consideration received by the Corporation in respect of the Transaction.

AND WHEREAS the Shareholder wishes to exercise its rights and powers under the Shareholder Agreement.

NOW THEREFORE BE IT RESOLVED AS A RESOLUTION OF THE SOLE SHAREHOLDER OF THE CORPORATION THAT:

1.	This Resolution and the restriction of the powers of the Directors herein contained shall not affect any action, step, resolution or by-law duly taken, made, passed or consented to by the Directors prior to the Effective Date.

2.	The Corporation shall take all necessary steps, as soon as reasonably possible, including the issuance of requisite unanimous shareholder declarations and resolutions, the entering into all necessary letters of intent on an expedited basis, term sheets, confidentiality agreements, definitive Transaction agreements and any other necessary or desirable agreements or corporate documentation in order to proceed with the Transaction in the manner determined by the Shareholder and its advisors.

3.	The Corporation shall take all necessary steps, as soon as reasonably possible, including the issuance of requisite unanimous shareholder declarations and resolutions, to provide, and to require that Hydro One Brampton provide any and all information, assistance, personnel and resources needed by the Government, and/or the Government’s advisors and consultants as and when any of them may request in respect of the Transaction (including as any of them may request for purposes of assisting the other Combining Corporations and their shareholders in considering the Transaction).

4.	The Corporation shall take all necessary steps, including the issuance of requisite unanimous shareholder declarations and resolutions to require that Hydro One Brampton pay all reasonable costs related to the Transaction incurred on or after the Effective Date (the “Transaction Costs”), provided that neither the Corporation nor Hydro One Brampton shall be required to pay the costs of any advisors and consultants retained by the Government with respect to the Transaction.

5.	The Corporation shall take any structural steps in connection with the Transaction requested by the Shareholder, including to dividend out the Corporation’s interest in Hydro One Brampton or otherwise transfer the Corporation’s interest in Hydro One Brampton to the Government or a corporation owned by the Government prior to completing the Transaction, in the manner determined by the Shareholder and its advisors;

6.	The Corporation shall address any amounts owing by Hydro One Brampton to the Corporation in the manner determined by the Shareholder and its advisors.

7.	The Corporation shall, at the request of the Shareholder, transfer any consideration received by the Corporation in respect of the Transaction in accordance with any directions provided by the Shareholder.

8.	The Corporation shall ensure that this resolution is carried out in accordance with all applicable laws, all applicable licences, and the Independent Electricity System Operator’s Market Rules.

9.	The Shareholder assumes all the rights, powers, duties and liabilities of the Directors to manage or supervise the management of the business and affairs of the Corporation in connection with the Restricted Powers and, pursuant to subsection 108(5) of the Act, the Directors are thereby relieved of their duties and liabilities, including any liabilities under section 131, to the same extent.

IN WITNESS WHEREOF the Shareholder has duly executed this Resolution as of the Effective Date.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO, AS REPRESENTED BY THE MINISTER OF ENERGY

By:	/s/ Bob Chiarelli
Bob Chiarelli
Minister of Energy